UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2005
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
Republic of Singapore

(Jurisdiction of incorporation or organization)
10 Ang Mo Kio Street 65
#05-17/20 TechPoint
Singapore 569059
(65) 6824-7888

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES
EXHIBIT INDEX
EX-99.1 SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET AS OF DEC. 31, 2004 AND SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND CASH FLOWS FOR THE YEAR ENDED DEC. 31, 2004

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F‑3/S‑3 (file numbers 333-119705 and 333-119705-1) of STATS ChipPAC Ltd. (the “Company”) and STATS ChipPAC, Inc. and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
Other Event
In July 2005, the Company issued $150,000,000 of 7.5% Senior Notes due 2010 that is fully and unconditionally guaranteed, jointly and severally, on a senior basis, by all of the Company’s subsidiaries, except (1) STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Shanghai Co., Ltd. and Winstek Semiconductor Corporation (which are the non-guarantor subsidiaries of the Company’s outstanding 6.75% Senior Notes due 2011 and collectively referred to herein as the “Non-Guarantor Subsidiaries”) and (2) STATS ChipPAC Korea Ltd.
Exhibit 99.1 hereto sets forth supplemental condensed consolidating balance sheet as of December 31, 2004 and supplemental condensed consolidating statements of operations and cash flows for the year ended December 31, 2004 for the Company, STATS ChipPAC, Inc. (formerly known as ChipPAC, Inc., being the issuer of our outstanding 2.5% Convertible Subordinated Notes due 2008 and a guarantor of our 7.5% Senior Notes due 2010 and 6.75% Senior Notes due 2011), STATS ChipPAC Korea Ltd., other guarantor subsidiaries and other Non-Guarantor Subsidiaries.
Exhibit
99.1	Supplemental condensed consolidating balance sheet as of December 31, 2004 and supplemental condensed consolidating statements of operations and cash flows for the year ended December 31, 2004.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 1, 2005

STATS CHIPPAC LTD.
By:	/s/ Tan Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer

By:	/s/ Michael G. Potter
Name:	Michael G. Potter
Title:	Chief Financial Officer

EXHIBIT INDEX
99.1	Supplemental condensed consolidating balance sheet as of December 31, 2004 and supplemental condensed consolidating statements of operations and cash flows for the year ended December 31, 2004.